Exhibit 99.1

Nova Minerals Limited Publicly Files a Registration Statement With the SEC

Caufield, Australia, September 20, 2024 — Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold Project in Alaska, U.S.A., announces that it has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a secondary public offering of its American Depositary Shares (“ADSs”), each of which will represent 60 of the Company’s ordinary shares of no par value each (“Ordinary Shares”), in the United States (the “Offering”).

All ADSs to be sold in the Offering will be offered by the Company. The number of ADSs to be offered is based on an assumed price of US$6.53 per ADS, which was the sale price of ADSs on the Nasdaq Capital Market on September 16, 2924. However, the final number of ADS and l public offering price for the Offering have not yet been determined. The Offering is subject to market conditions, and there can be no assurance as to whether, or when, the Offering may be completed or as to the actual size or terms of the Offering. The Offering will be conducted within the parameters of the authorities conferred upon the Company under ASX listing rules 7.1 and 7.1a.

The Company intends to use the net proceeds of Offering for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

Upon completion of the Offering, the Company’s Ordinary Shares will continue to be listed on the ASX under the symbol “NVA,” quoted on the OTC Pink market under the symbol “NVAAF” and the Frankfurt Stock Exchange under the symbol “QM3” and the Company’s ADSs and public warrants will continue to be listed on the Nasdaq Capital Market under the symbols “NVA” and “NVAWW,” respectively.

ThinkEquity is acting as the sole book-running manager for the Offering. The Offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to and describing the terms of the Offering may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. Electronic copies of the preliminary prospectus are also available on the SEC’s website at http://www.sec.gov.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy these securities be accepted, prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (“Securities Act”). This announcement is being issued in accordance with Rule 134 under the Securities Act.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the offering of ADSs representing the Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including if the Company’s registration statement is not declared effective by the SEC. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196